Exhibit 99.2

Ownership Schedule

Date of Late	Sole Voting Power		Shared	Sole Dispositive Power		Shared	Aggregate Amount	Percent of Class
Reported Transaction	Shares	Vested Options(13)	Voting Power(11)	Shares	Vested Options	Dispositive Power(12)	Beneficially Owned	Beneficially Owned
12/20/01	2,739,261	531,562	877,572	2,739,261	531,562	2,003,445	5,274,268	25.2%
6/9/04	2,694,486	524,812	946,884	2,694,486	524,812	2,057,005	5,276,304	23.8%
1/5/05	2,575,932	521,437	836,385	2,575,932	521,437	2,037,067	5,134,437	22.8%
12/16/05	2,534,467	553,875	922,024	2,534,467	553,875	1,983,369	5,071,711	21.3%
7/10/06	2,528,688	553,875	698,397	2,528,688	553,875	1,747,977	4,830,540	20.3%
10/16/08	2,791,606	109,687	828,481	2,791,606	109,687	1,858,111	4,759,405	19.3%
6/5/09	2,722,606	122,188	752,881	2,722,606	122,188	1,732,632	4,577,427	18.3%
12/8/10	2,753,065	32,013	682,456	2,753,065	32,013	1,641,312	4,426,390	17.3%
12/15/11	2,694,235	63,900	507,811	2,694,235	63,900	1,443,103	4,201,239	15.6%

(11)       Mr. Diker may be deemed to have shared power to vote (or to direct the vote of) these shares of Cantel Common Stock, which are comprised of shares of Cantel Common Stock owned by (i) the DicoGroup, Inc. (“DicoGroup”), (ii) certain trusts established for the benefit of Mr. Diker’s children (the “Children Trust Shares”), (iii) certain trusts established for the benefit of Mr. Diker’s grandchildren (the “Grandchildren Trust Shares”) and (iv) a non-profit corporation (the “Foundation”) of which Mr. Diker and his wife are the principal officers and directors (the “Not For Profit Shares”). Mr. Diker may be deemed to be the beneficial owner, under Rule 13d-3, of the DicoGroup Shares, the Children Trust Shares, the Grandchildren Trust Shares and the Not For Profit Shares.

(12)  Mr. Diker may be deemed to have shared power to dispose of (or direct the disposition of) these shares of Cantel Common Stock, which are comprised of (i) DicoGroup Shares, (ii) Children Trust Shares, (iii) Grandchildren Trust Shares, and (iv) Not For Profit Shares, as well as (v) shares owned by Mr. Diker’s wife, and (v) shares held in certain discretionary accounts with Diker Management LLC (the “Management Account Shares”). Mr. Diker’s wife has sole power to vote (or to direct the vote of) her shares. However, Mr. Diker may be deemed to be the beneficial owner under Rule 13d-3 of the shares of Cantel Common Stock owned by Mrs. Diker. Mr. Diker may be deemed to have investment discretion with respect to the Management Account Shares. Mr. Diker manages the accounts associated with the Management Account Shares, but he has no beneficial ownership with respect to the discretionary accounts and he does not have the power to vote (or to direct the vote of) the Management Account Shares. However, by reason of his investment power and relationship with Diker Management LLC, Mr. Diker may be deemed to be the beneficial owner of the Management Account Shares. Pursuant to Rule 13d-4, Mr. Diker expressly disclaims that he is the beneficial owner of (i) the shares owned by Mrs. Diker and (ii) the Management Account Shares.

(13)  Should Mr. Diker exercise the Options in full, he would then have the sole power to vote and the sole power to dispose of the shares of Cantel Common Stock issued upon such option exercise.